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                                                                      EXHIBIT 43

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                   INTEROIL ANNOUNCES 16 WELL DRILLING PROGRAM
                     AND $12.2 MILLION ADDITIONAL FUNDING BY
                             INTERNATIONAL INVESTORS

         JULY 28, 2003 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with operations in Papua New Guinea announced today that it completed a transaction with PNG Drilling Ventures Ltd, to provide $12.2 million in funding for the Company's multi-well drilling program currently underway in Papua New Guinea.

         PNG Drilling Ventures Ltd. will earn an indirect 6.75% working interest in InterOil's expanded 16 well program. The group has a right to convert part of the working interest into InterOil common stock at an average price of US$16.83 per share (C$23.24 per share). The agreement to convert is subject to regulatory approval. These funds now enable us to expand our previously announced 8 well drilling program to a 16 well program with all 16 exploratory wells drilled on separate, independent structures.

         "We are pleased to continue to receive support from the investment community, both nationally and internationally, for our drilling program" said Phil Mulacek, CEO of InterOil. "Although we just initiated our exploration program investors are sharing our enthusiasm for its potential to add significant value to InterOil."

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced the largest exploration program by a single company in Papua New Guinea history.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

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NORTH AMERICA                                                                                AUSTRALASIA
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
Gary M Duvall                                    Lisa Elliott                                Anesti Dermedgoglou
V.P., Corporate Development                      V.P., IR Counsel                            V.P., Investor Relations
InterOil Corporation                             DRG&E                                       InterOil Corporation
gary.duvall@interoil.com                         lelliott@drg-e.com                          anesti@interoil.com
Houston, TX USA                                  Houston, TX USA                             Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +1 713 529 6600                      Phone: +617 4046 4600
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